UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2024

Commission File Number: 001-41174

RELIEF THERAPEUTICS Holding SA

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Switzerland

(Jurisdiction of incorporation or organization)

Avenue de Sécheron 15

1202 Geneva

Switzerland

Tel: +41 22 545 11 16

(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒                  Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)     ☐

On May 30, 2024, RELIEF THERAPEUTICS Holding SA (the “Company”) published an invitation to the Annual General Meeting of its Shareholders to be held on June 27, 2024. A copy of the invitation is furnished as Exhibit 99.1 hereto, and a copy of the press release announcing the publication of such invitation is furnished as Exhibit 99.2 hereto.

On June 3, 2024, the Company announced that interim Chief Executive Officer Michelle Lock has completed her transitional mandate with the Company. Her contract was not renewed upon its expiration on May 31, 2024. Ms. Lock will also not stand for re-election as a member of the Company's Board of Directors at the upcoming Annual General Meeting. Additionally, Andrew Einhorn and Melinda Keegan have transitioned out as chief financial officer and chief human resources officer, respectively. Jeremy Meinen will continue with the Company in a senior role. A copy of the press release announcing the leadership transition is furnished as Exhibit 99.3 hereto.

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Invitation to the Annual General Shareholders' Meeting of RELIEF THERAPEUTICS Holding SA.

99.2	Press Release dated May 30, 2024.

99.3	Press Release dated June 3, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RELIEF THERAPEUTICS Holding SA

By: /s/ Jeremy Meinen

Jeremy Meinen

Authorized Signatory

Dated: June 3, 2024